UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB
                                 Amendment No. 1

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                 OUR GLASS, INC.
                                 ---------------
                 (Name of Small Business Issuer in its charter)


               Nevada                                           13-4067564
               ------                                           ----------
    State or other jurisdiction                              (I.R.S. Employer
 of incorporation or organization)                        Identification Number)


                   P.O. Box 110310, Naples, Florida 34108-0106
                   -------------------------------------------
                     (Address of Principal Office) Zip Code


                    Issuer's telephone number: (239) 598-2300
                                               --------------


           Securities to be registered under Section 12(b) of the Act:

                  Title of each class to be so registered - N/A
       Name of each exchange on which each class is to be registered - N/A


           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                  ------------
                                (Title of class)

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

BACKGROUND

Hourglass, Inc. was incorporated under the laws of the State of Nevada on June 4, 1999. On August 30, 2004, the Company changed its name to Our Glass, Inc. To date, Our Glass' only activities have been organizational ones, directed at developing its business plan and raising its initial capital. Our Glass has not commenced any commercial operations. Our Glass has no full-time employees, owns no real estate, and has no assets.

Our Glass has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. Our Glass is a development stage company, whose business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may take many forms including, among others, a purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, limited liability company or partnership. Our Glass has very limited capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity in the near future. Our Glass intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.

At the present time, the management of Our Glass has not identified any business opportunity that Our Glass plans to pursue, nor has Our Glass reached any agreement or understanding with any person concerning an acquisition. Our Glass has not entered into any agreements, binding or non binding letters of intent, requiring audited financial statements under Item 310(c) of Regulation S-B.

Prior to the effective date of this registration statement, it is anticipated that Our Glass' officers, directors, and non-management principal shareholders named herein will contact broker-dealers and other persons with whom they are acquainted and who are involved in corporate finance matters to advise them of Our Glass' existence and to determine if any companies or businesses they represent have a general interest in considering a merger or acquisition with a development stage company. No direct discussions regarding the possibility of a merger with Our Glass are expected to occur until after the effective date of this registration statement.

Our Glass' search for a business opportunity will be directed toward small and medium-sized enterprises which have a desire to become public corporations and which are able to satisfy, or anticipate in the reasonably near future being able to satisfy, the minimum asset requirements in order to qualify shares for trading on a national automated securities quotation system, such as NASDAQ, or on an exchange such as the American Stock Exchange. (See "Investigation and Selection of Business Opportunities" below.)

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

Our Glass anticipates that the business opportunities presented to it will (i) either be in the process of formation, or be recently organized with limited operating history, or a history of losses attributable to under-capitalization or other factors; (ii) be experiencing financial or operating difficulties;
(iii) be in need of funds to develop a new product or service or to expand into a new market; (iv) be relying upon an untested product or marketing concept as a primary source of revenue; or (v) have a combination of the characteristics mentioned in (i) through (iv). Our Glass intends to concentrate its acquisition efforts on properties or businesses that it believes to be undervalued or that it believes may realize a substantial benefit from being publicly owned. Given the above factors, investors should expect that any acquisition candidate may have little or no operating history, or a history of losses or low profitability.

Our Glass does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others. Our Glass' discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

As a consequence of this registration of its securities, any entity which has an interest in being acquired by, or merging into Our Glass, is expected to be an entity that desires to become a public company and establish a public trading market for its securities. In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of Our Glass would either be issued by Our Glass or be purchased from the current principal shareholders of Our Glass by the acquiring entity or its affiliates. If stock is purchased from the current shareholders, the transaction is very likely to be a private transaction rather than a public distribution of securities. Our Glass will enter into such a transaction with the aim to deliver substantial gains to the current shareholders relative to their purchase price for such stock. The sale of a controlling interest by certain principal shareholders of Our Glass could occur at a time when the other shareholders of Our Glass remain subject to restrictions on the transfer of their shares.

Depending upon the nature of the transaction, the current officers and directors of Our Glass may resign their management positions with Our Glass in connection with a change in control of Our Glass or its acquisition of a business opportunity (See, "Form of Acquisition," below). In the event of such a resignation, Our Glass' current management would not have any control over the conduct of Our Glass' business following the change in control or Our Glass' combination with a business opportunity.

It is anticipated that business opportunities will come to Our Glass' attention from various sources, including its officers and directors, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. Our Glass has no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for Our Glass.

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

Our Glass does not foresee that it would enter into a merger or acquisition transaction with any business with which its principal shareholders, officers or directors is an "affiliate", "interested stockholder", "associate" or other "specified person" as those terms are defined in Chapter 78 of the Nevada Revised Statutes. Should Our Glass determine in the future, contrary to the foregoing expectations, that a transaction with an "affiliate", "interested stockholder", "associate" or "specified person" would be in the best interests of Our Glass and its stockholders, Our Glass will need to comply with the restrictions of Chapter 78 of the Nevada Revised Statutes which places substantial restrictions on such transactions.

INVESTIGATION AND SELECTION OF BUSINESS OPPORTUNITIES

To a large extent, a decision to participate in a specific business opportunity may be based on our management's analysis of the quality of the prospective company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the business opportunity will derive from becoming a publicly-held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes.

Our Glass will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes. Because Our Glass may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, Our Glass will incur further risks, because management in many instances will not have proven its abilities or effectiveness, the eventual market for the products or services of the business opportunity will likely not be established, and the business opportunity may not be profitable when acquired.

It is anticipated that Our Glass will not be able to diversify, but will essentially be limited to one such venture because of Our Glass' limited financing. This lack of diversification will not permit Our Glass to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase
Our Glass' securities.

The analysis of business opportunities will be undertaken by or under the supervision of Our Glass' officers and directors, none of whom are professional business analysts. Although there are no current plans to do so, our management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder's fee. Since our management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been

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

adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of the limited resources of Our Glass, it is likely that any such fee Our Glass agrees to pay would be paid in stock and not in cash. Otherwise, Our Glass anticipates that it will consider, among other things, the following factors:

         (1) potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

         (2) Our Glass' perception of how any particular business opportunity will be received by the investment community and by Our Glass' stockholders;

         (3) whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable the securities of Our Glass to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ.

         (4) capital requirements and anticipated availability of required funds to be provided by Our Glass or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

         (5)      the extent to which the business opportunity can be advanced;

         (6) competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

         (7) strength and diversity of existing management, or management prospects that are scheduled for recruitment;

         (8) the cost of participation by Our Glass as compared to the perceived tangible and intangible values and potential; and

         (9) the accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

In regard to the possibility that the shares of Our Glass would qualify for listing on NASDAQ, the current standards for initial listing on the SmallCap Market include, among other requirements, that Our Glass (i) have stockholders' equity of at least $5,000,000, or a market capitalization of $50,000,000, or net income of not less than $750,000 in its latest fiscal year or in two of the last three fiscal years; (ii) have a public float (i.e. shares that are not held by any officer, director or 10% shareholder) of at least 1,000,000 shares; (iii) have a minimum bid price of at least $4.00; (iv) have at least 300 round lot shareholders (i.e. shareholders who own not less than 100 shares); and (v) have an operating history of at least one year or a market capitalization of at least $50,000,000. Many, and perhaps most, of the business opportunities that might be potential candidates for a combination with Our Glass would not satisfy the NASDAQ listing criteria.

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

No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of Our Glass' limited capital available for investigation and management's limited experience in business analysis, Our Glass may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

Our Glass is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

Prior to making a decision to participate in a business opportunity, Our Glass will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or services marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurance that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger transaction; and other information deemed relevant.

As part of Our Glass' investigation, Our Glass' executive officers and directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of Our Glass' limited financial resources and management expertise.

Our management believes that various types of potential merger or acquisition candidates might find a business combination with Our Glass to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with Our Glass to be an attractive alternative.

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

FORM OF ACQUISITION

It is impossible to predict the manner in which Our Glass may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of Our Glass and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of Our Glass and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to, leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. Our Glass may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of Our Glass with other corporations or forms of business organization. In addition, the present management and stockholders of Our Glass most likely will not have control of a majority of the voting shares of Our Glass following a merger or reorganization transaction. As part of such a transaction, Our Glass' existing directors may resign and new directors may be appointed without any vote by stockholders.

It is likely that Our Glass will acquire its participation in a business opportunity through the issuance of its Common Stock or other securities of Our Glass. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under the Internal Revenue Code of 1986, as amended, depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code of 1986, as amended, Our Glass' current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of Our Glass prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in Our Glass by the current officers, directors and principal shareholders.

It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, Our Glass may agree to register such securities either at the time the transaction is consummated, or under certain conditions at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in Our Glass' securities may have a depressive effect upon such market.

In a letter set forth from Mr. Richard Wulff (Office of Small Business of the SEC) to Mr. Ken Worm, (Assistant Director OTC Compliance Unit, NASD Regulation, Inc.) on January 21, 2000, Mr. Wulff states that securities issued from a blank check company, "both before and after the business combination or transaction with an operating entity or other person, the promoters or affiliates of blank check companies, as well as their transferees, are 'underwriters'." Mr. Wulff's letter indicates that "the securities involved can only be resold through registration under the Securities Act." Rule 144 would not be available for resale transactions in such a situation, regardless of technical compliance with that rule, because such transactions would appear to be designed to distribute or redistribute securities to the public without compliance with the registration requirements of the Securities Act of 1933, as amended.

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Our Glass will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

As a general matter, Our Glass anticipates that it, and/or its principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicates that consummation of an acquisition is probable. Neither Our Glass nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of Our Glass to pay until an indeterminate future time may make it impossible to procure goods and services.

INVESTMENT COMPANY ACT AND OTHER REGULATIONS

Our Glass may participate in a business opportunity by purchasing, trading or selling the securities of such business. Our Glass does not, however, intend to engage primarily in such activities. Specifically, Our Glass intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

Our Glass' plan of business may involve changes in its capital structure, management, control and business, especially if it consummates a reorganization as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since Our Glass will not register as an investment company, stockholders will not be afforded these protections.

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Any securities which Our Glass might acquire in exchange for its Common Stock are expected to be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Act"). If Our Glass elects to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available. Section 4(1) of the Act, which exempts sales of securities not involving a public distribution by persons other than the issuer, would in all likelihood be available to permit a private sale. Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, Our Glass would be required to comply with the provisions of the Act to effect such resale.

An acquisition made by Our Glass may be in an industry which is regulated or licensed by federal, state or local authorities. Compliance with such regulations can be expected to be a time-consuming and expensive process.

COMPETITION

Our Glass expects to encounter substantial competition in its efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities may have significantly greater experience, resources and managerial capabilities than Our Glass and in that event, will be in a better position than Our Glass to obtain access to attractive business opportunities. Our Glass also will experience competition from other public development stage companies, many of which may have more funds available than does Our Glass, and from several other development stage companies formed by management of Our Glass.

ADMINISTRATIVE OFFICES

Our Glass currently maintains a mailing address at P.O. Box 110310, Naples, Florida 34108-0106. Our Glass' telephone number is (239) 598-2300. Other than this mailing address, Our Glass does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. Our Glass pays no rent or other fees for the use of this mailing address.

EMPLOYEES

Our Glass is in the development stage and currently has no employees. Management of Our Glass expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities.

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

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

Our Glass remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholder's equity other than the receipt of proceeds in the amount of $3,121 from its inside capitalization funds. Our Glass has an accumulated deficit at June 30, 2004, of $3,121. Consequently, Our Glass' balance sheet for the period of June 4, 1999 (inception) through June 30, 2004, reflects a current and total asset value of $0.

Plan of Operations

During its current fiscal year ending December 31, 2004, Our Glass plans to complete its registration under the Securities Exchange Act of 1934, as amended, and thereafter to initiate efforts to locate a suitable business acquisition candidate. There is no assurance as to when or whether Our Glass will locate a suitable business acquisition candidate or complete a business acquisition transaction.

Need for Additional Capital

Our Glass believes that it will require additional capital in the amount of approximately $10,000 in order to pay the costs associated with completion and filing of this registration statement on Form 10SB and the costs associated with compliance with its continuing reporting obligations under the Securities Exchange Act of 1934, as amended, for the fiscal year ending December 31, 2004.

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Regardless of whether Our Glass' cash assets prove to be adequate to meet
Our Glass' operational needs, Our Glass might seek to compensate providers of services by issuances of stock in lieu of cash. For information as to Our Glass' policy in regard to payment for consulting services, see "Certain Relationships and Transactions."

ITEM 3.  DESCRIPTION OF PROPERTY.

Our Glass currently maintains a mailing address at P.O. Box 110310, Naples, Florida 34108-0106. Our Glass pays no rent for the use of this mailing address. Our Glass does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein. Our Glass' telephone number is (239) 598-2300.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

As of the date of this registration statement on Form 10SB, Our Glass has a total of 9,581,000 shares of common stock issued and outstanding. The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of Our Glass. Also included are the shares held by all executive officers and directors as a group.

                                         Number of Shares       Percent of Class
 Name and Address                       Owned Beneficially           Owned
 ----------------                       ------------------      ----------------
 Acevedo, Jose                                 25,000                 .26%

 Mid-Continental Securities Corp.           8,986,300                93.7%

 Palmieri, Cosmo                               50,000                 .53%

 Pioppi, Joseph                                50,000                 .53%

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The directors and executive officers currently serving Our Glass are as follows:

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 Name                      Age               Positions held and tenure
 ----                      ---               -------------------------
 Cosmo Palmieri             33               President and Treasurer
 Jose Acevedo               48               Secretary and Director
 Joseph Pioppi              76               Director

The directors named above will serve until the first annual meeting of Our Glass' stockholders. Thereafter, directors will be elected for one-year Terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between any of the directors or officers of Our Glass and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to Our Glass' board. There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of Our Glass' affairs.

The directors and officers will devote their time to Our Glass' affairs on an "as needed" basis, which, depending on the circumstances, could amount to as little as two hours per month, or more than forty hours per month, but more than likely will fall within the range of five to ten hours per month. There are no agreements or understandings for any officer or director to resign at the request of another person, and none of the officers or directors are acting on behalf of, or will act at the direction of, any other person.

Biographical Information

Cosmo Palmieri, President/Treasurer, Mr. Palmieri graduated from the University of Texas in 1993 with a degree in economics. He received the Longhorn Leadership Award two consecutive years, was a member of the Texas Wranglers Service Organization and was a volunteer speaker for Austin Community Middle Schools. He also earned his license as a Texas Real Estate Agent. Since 1993, Mr. Palmieri has been the President and Chief Executive Officer of his own real estate development company. Since 1993, he has also been involved in home remodeling and new home construction until Service Group convinced him to make a career change and join them. He is currently an executive officer of Service Group, Inc. of Austin, Texas, an insurance and real estate development company.

Jose Acevedo, Secretary/Director, Mr. Acevedo worked for Manufacturers Hanover Trust Co. from 1977 through 1999. During that period, Manufacturers Hanover Trust merged with Chemical Bank, and subsequently Chase Manhattan Bank, to become the nation's largest bank. At Chase Manhattan, Mr. Acevedo held a management position where he managed portfolios valued at 34 million dollars. Mr. Acevedo is currently self-employed as a corporate consultant.

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Joseph Pioppi, Director, Joseph Pioppi, Director, Mr. Pioppi graduated from
Brooklyn Community College with an Associate degree in Electrical and Electronic Technology. He attended City College of New York Bernard Baruch School of Business and studied computer technology at Temple University. Mr. Pioppi was employed with the Pennsylvania Railroad, the Penn Central Railroad, and was a systems analyst for Conrail.

ITEM 6.  EXECUTIVE COMPENSATION.

No officer or director has received any remuneration or compensation from Our Glass. Until Our Glass acquires additional capital, it is not anticipated that any officer or director will receive additional compensation from Our Glass other than reimbursement for out-of-pocket expenses incurred on behalf of Our Glass. See, "Certain Relationships and Related Transactions" below.
Our Glass has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

Our Glass may employ a spouse of an officer or director, or an employee of a company owned by an officer or director, to perform administrative or secretarial services required by Our Glass. Such individuals would be paid standard, "going rate" hourly compensation for services rendered.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

No officer, director, promoter, or affiliate of Our Glass has, or proposes to have, any direct or indirect material interest in any asset proposed to be acquired by Our Glass through security holdings, contracts, options, or otherwise. Our Glass has adopted a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock rather than in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, Our Glass is unable to predict whether, or in what amount, such a stock issuance might be made.

It is not currently anticipated that any salary, consulting fee, or finder's fee shall be paid to any of Our Glass' directors or executive officers, or to any other affiliate of Our Glass except as described under "Executive Compensation" above.

Our Glass does not maintain an office, but it does maintain a mailing address at P.O. Box 110301, Naples, Florida 34108-0106, for which it pays no rent, and for which it does not anticipate paying rent in the future. It is likely that Our Glass will not establish an office until it has completed a business acquisition transaction, but it is not possible to predict what arrangements will actually be made with respect to future office facilities.

Although management has no current plans to cause Our Glass to do so, it is possible that Our Glass may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock held by Our Glass' current stockholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to Our Glass' current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by Our Glass' current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving Our Glass would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

ITEM 8.  DESCRIPTION OF SECURITIES.

Common Stock

Our Glass' initial Articles of Incorporation authorize the issuance of 10,000,000 shares of Common Stock. Our Glass' Certificate of Amendment of Articles of Incorporation dated February 14, 2001, authorize the issuance of 50,000,000 shares of Common Stock. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. In the election of Directors, a plurality of the votes cast shall elect. In all other matters, the action shall be approved if the number of votes cast in favor of the action exceed the number of votes cast in opposition to the action.

Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of Our Glass' Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Preferred Stock

Our Glass' Certificate of Amendment of Articles of Incorporation dated February 14, 2001, authorize the issuance of 5,000,000 shares of Preferred Stock, the designation of which may be determined by the Board of Directors.

Transfer Agent

Our Glass' transfer agent is Executive Registrar & Transfer Agency, 3615 S. Huron Street, Englewood, Colorado 80110, their telephone number is (303) 783-9055.

Reports to Stockholders

Our Glass plans to furnish its stockholders with an annual report for the fiscal year ending December 31, 2004 containing financial statements audited by its independent certified public accountants. In the event Our Glass enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders.

Additionally, Our Glass may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate.
Our Glass intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934.

                                     PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

No public trading market exists for Our Glass' securities and all of its outstanding securities are restricted securities as defined in Rule 144. As of the date of this registration statement, there are approximately 29 holders of record of Our Glass' common stock. No dividends have been paid to date and Our Glass' Board of Directors does not anticipate paying dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

Our Glass is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

No director, officer or affiliate of Our Glass, and no owner of record or beneficial owner of more than 5.0% of the securities of Our Glass, or any associate of any such director, officer or security holder is a party adverse to Our Glass or has a material interest adverse to Our Glass in reference to pending litigation.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

On July 8, 2004, the Company issued a total of 9,161,300 shares of its common stock each share being upon issuance a restricted security. The Company issued the following number of shares of its common stock to the following persons:

Mid-Continental Securities Corp.(1)         8,986,300
Jose Arimis Acevedo,                           25,000
Anna Herbst,                                   50,000
Cosmo Palmieri                                 50,000
Joseph Pioppi                                  50,000
__________
(1) Frank Pioppi is the 90% owner of the issued and outstanding capital shares of Mid-Continental Securities Corp. Vital Patel is the 10% owner of the issued and outstanding capital shares of Mid-Continental Securities Corp. Except for their respective ownership interests in Mid-Continental, Frank Pioppi and Vital Patel have no affiliation with Our Glass.

Each the shares were issued in consideration for services rendered and were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Glass' Articles of Incorporation and Bylaws do not include provisions requiring Our Glass to provide indemnification for officers, directors, and other persons. However, under the terms of Nevada General Corporation Law, Our Glass has the power to indemnify any person who is or was a party to any proceeding by reason of the fact that he or she is or was serving as an officer, director, employee or agent of Our Glass. Our Glass may not provide such indemnification unless the person seeking it acted in good faith, and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of Our Glass and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling Our Glass pursuant to the foregoing provisions, Our Glass has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

                                    PART F/S

(a) Financial statements for Our Glass, Inc. for the initial period from inception (June 4, 1999) to December 31, 2003 and for the six months ended June 30, 2004, are attached. See the following pages.

                                 Our Glass, Inc.
                          (A Development Stage Company)

                  INDEX TO JUNE 30, 2004 FINANCIAL STATEMENTS

Balance Sheet ................................................................16

Statements of Operations
(six month and three month periods ended June 30, 2004 and 2003) .............17

Statement of Changes in Stockholders' Equity
(from June 4, 1999 (date of inception)to June 30, 2004 .......................18

Statements of Cash Flows
(six month periods ended June 30, 2004 and 2003) .............................19


Notes to Financial Statements .............................................20-21


           INDEX TO FINANCIAL STATEMENTS as of December 31, 2003 and for the years ended December 31, 2003 and 2002

Report of Independent Public Accountants .....................................22

Balance Sheet ................................................................23

Statements of Operations .....................................................24

Statement of Changes in Stockholders' Equity .................................25

Statements of Cash Flows .....................................................26

Notes to Financial Statements .............................................27-28

                                 HOURGLASS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                            BALANCE SHEET (UNAUDITED)


                                                                        June 30,
                                                                          2004
                                                                        --------
                                     ASSETS

Current assets:
    Cash ..........................................................     $     -
    Loans receivable ..............................................           -
                                                                        -------
           Total current assets ...................................           -
                                                                        -------

           Total assets ...........................................     $     -
                                                                        =======

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
    Accounts payable ..............................................     $     -
    Shareholder loan payable ......................................           -
                                                                        -------
           Total current liabilities ..............................           -

Stockholders' equity (deficit):
    Preferred stock, $.01 par value; 5,000,000 shares
        authorized, no shares issued and outstanding ..............           -
    Common stock, $.001 par value; 50,000,000 shares
        authorized, 419,700 shares issued and outstanding .........         419
    Additional paid-in capital ....................................       2,702
    Deficit accumulated during the development stage ..............      (3,121)
                                                                        -------
           Total stockholders' equity (deficit) ...................           -
                                                                        -------
    Total liabilities and  stockholders' equity (deficit) .........     $     -
                                                                        =======

See notes to unaudited financial statements.

                                 HOURGLASS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                      STATEMENTS OF OPERATIONS (UNAUDITED)


                        Six months ended     Three months ended    June 4, 1999
                            June 30,              June 30,           (date of
                       ------------------    ------------------    inception) to
                         2004      2003        2004      2003      June 30, 2004
                       --------  --------    --------  --------    -------------

Revenues ............  $      -  $      -    $      -  $      -       $     -

Expenses:
     General and
     administrative .         -         -           -         -         3,121
                       --------  --------    --------  --------       -------

Net loss before taxes         -         -           -         -        (3,121)

Provision for income
  taxes .............         -         -           -         -             -
                       --------  --------    --------  --------       -------

         Net loss ...  $      -  $      -    $      -  $      -       $(3,121)
                       ========  ========    ========  ========       =======

Loss per share ......  $    .00  $    .00    $    .00  $    .00
                       ========  ========    ========  ========

Weighted average
     common shares
     outstanding ....   419,700   419,700     419,700   419,700
                       ========  ========    ========  ========

See notes to unaudited financial statements.

                                         HOURGLASS, INC.
                                 (A DEVELOPMENT STAGE ENTERPRISE)
                     STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
                      FROM JUNE 4, 1999 (DATE OF INCEPTION) TO JUNE 30, 2004

                                         Common Stock       Additional
                                     -------------------      Paid-In    Accumulated
                                      Shares      Amount      Capital      Deficit        Total
                                     -------      ------    ----------   -----------    --------
Balance at June 4, 1999
   (Date of Inception) ........            -      $    -      $     -      $     -      $      -

   Common stock for services ..      367,450         367            -            -           367

   Common stock issued for cash       52,250          52        1,068            -            52

   Net loss ...................            -           -            -       (1,233)       (1,233)
                                     -------      ------      -------      -------      --------
Balance at December 31, 1999 ..      419,700         419        1,068       (1,233)          254

   Capital contribution .......            -           -          700            -           700

   Net loss ...................            -           -            -         (954)         (954)
                                     -------      ------      -------      -------      --------
Balance at December 31, 2000 ..      419,700         419        1,768       (2,187)            -

   Capital contribution .......            -           -          675            -           675

   Net loss ...................            -           -            -         (694)         (694)
                                     -------      ------      -------      -------      --------
Balance at December 31, 2001 ..      419,700         419        2,443       (2,881)          (19)

   Capital contribution .......            -           -          259            -           259

   Net loss ...................            -           -            -         (240)         (240)
                                     -------      ------      -------      -------      --------
Balance at December 31, 2002 ..      419,700         419        2,702       (3,121)            -

   Net loss ...................            -           -            -            -             -
                                     -------      ------      -------      -------      --------
Balance at December 31, 2003 ..      419,700         419        2,702       (3,121)            -

   Net loss ...................            -           -            -            -             -
                                     -------      ------      -------      -------      --------
Balance at June 30, 2004 ......      419,700      $  419      $ 2,702      $(3,121)     $      -
                                     =======      ======      =======      =======      ========

See notes to unaudited financial statements.

                                               18

                                         HOURGLASS, INC.
                                 (A DEVELOPMENT STAGE ENTERPRISE)
                               STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                       Six months ended
                                                           June 30,              June 4, 1999
                                                       ----------------       (date of inception)
                                                       2004        2003         to June 30, 2004
                                                       ----        ----       -------------------
Cash flows from operating activities:
     Net loss ...................................      $  -        $  -            $(3,121)
     Adjustments to reconcile net loss to net
      cash flows from operating activities:
        Changes in operating assets & liabilities
         Stock issued for services ..............         -           -                367
                                                       ----        ----            -------
Net cash flows from operating activities ........         -           -             (2,754)
                                                       ----        ----            -------

Cash flows from financing activities:
     Capital contributions ......................         -           -              1,634
     Issuance of common stock ...................         -           -              1,120
                                                       ----        ----            -------
Net cash flows from financing activities ........         -           -              2,754
                                                       ----        ----            -------

Net change in cash ..............................         -           -                  -
Cash at beginning of period .....................         -           -                  -
                                                       ----        ----            -------
Cash at end of period ...........................      $  -        $  -            $     -
                                                       ====        ====            =======

See notes to unaudited financial statements.

                                               19

                                 HOURGLASS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                    NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                             JUNE 30, 2004 AND 2003

1.       Summary of Significant Accounting Policies

         Quarterly Financial Statements

         The accompanying unaudited financial statements have been prepared in accordance with the instructions to Form 10-QSB but do not include all of the information and footnotes required by generally accepted accounting principles and should, therefore, be read in conjunction with the Company's 2003 financial statements in Form 10-KSB. These statements do include all normal recurring adjustments which the Company believes necessary for a fair presentation of the statements. The interim operating results are not necessarily indicative of the results for a full year.

         Description of Business

         Hourglass, Inc. (a development stage enterprise) (the Company) was formed on June 4, 1999. The Company's activities to date have been primarily directed towards the raising of capital and seeking business opportunities.

         Estimates and Assumptions

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

         Earnings Per Share

         Basic earnings per common share are computed by dividing net income
         (loss) by the weighted average number of shares of common stock outstanding during the period. Due to net losses, potentially dilutive securities would be antidilutive and are therefore not included.

                                 HOURGLASS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                    NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                             JUNE 30, 2004 AND 2003

1.       Summary of Significant Accounting Policies (Continued)

         Income Taxes

         Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

         There is no provision for income taxes due to continuing losses. At June 30, 2004, the Company has net operating loss carryforwards for tax purposes of approximately $3,100, which expire through 2023. The Company has recorded a valuation allowance that fully offsets deferred tax assets arising from net operating loss carryforwards because the likelihood of the realization of the benefit cannot be established. The Internal Revenue Code contains provisions that may limit the net operating loss carryforwards available if significant changes in stockholder ownership of the Company occur.

2.       Subsequent Events

         On July 8, 2004 the Company issued 9,161,300 shares of its common stock in consideration for services rendered.

         On August 30, 2004 the Company changed its name from Hourglass, Inc. to Our Glass, Inc.

CHILD, SULLIVAN & COMPANY
A PROFESSIONAL CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS
1284 W. FLINT MEADOW DR., SUITE D, KAYSVILLE, U T 84037
PHONE: (801) 927-1337    FAX: (801) 927-1344
________________________________________________________________________________


                          INDEPENDENT AUDITORS' REPORT

To The Stockholders
Hourglass, Inc.

We have audited the accompanying balance sheet of Hourglass, Inc. (a development stage enterprise) as of December 31, 2003, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the two years then ended and for the period from June 4, 1999 (date of inception) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hourglass, Inc. (a development stage enterprise) as of December 31, 2003, and the results of its operations and its cash flows for each of the two years then ended and for the period from June 4, 1999 (date of inception) to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.



Child, Sullivan and Company
Salt Lake City, Utah
June 18, 2004

                                 HOURGLASS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                                  BALANCE SHEET


                                                                    December 31,
                                                                        2003
                                                                    ------------
                                     ASSETS

Current assets:
    Cash ..........................................................   $     -
    Shareholder receivable ........................................         -
                                                                      -------
           Total current assets ...................................         -
                                                                      -------
           Total assets ...........................................   $     -
                                                                      =======

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
    Accounts payable ..............................................   $     -
    Payable to shareholder ........................................         -
                                                                      -------
           Total current liabilities ..............................         -

Stockholders' equity (deficit):
    Preferred stock, $.01 par value; 5,000,000 shares
         authorized, no shares issued and outstanding .............         -
    Common stock, $.001 par value; 50,000,000 shares
         authorized, 419,700 shares issued and outstanding ........       419
    Additional paid-in capital ....................................     2,702
    Deficit accumulated during the development stage ..............    (3,121)
                                                                      -------
           Total stockholders' equity (deficit) ...................         -
                                                                      -------

    Total liabilities and stockholders' equity (deficit) ..........   $     -
                                                                      =======

See notes to financial statements.

                                 HOURGLASS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                            STATEMENTS OF OPERATIONS



                                      December 31,              June 4, 1999
                                 -----------------------    (date of inception)
                                   2003          2002       to December 31, 2003
                                 ---------     ---------    --------------------

Revenues ......................  $      -      $      -          $     -

Expenses:
     General and administrative         -           240            3,121
                                 --------      --------          -------
Net loss before taxes .........         -          (240)          (3,121)

Provision for income taxes ....         -             -                -
                                 --------      --------          -------

         Net loss .............  $      -      $   (240)         $(3,121)
                                 ========      ========          =======

Loss per share ................  $   (.00)     $   (.00)
                                 ========      ========

Weighted average common
     shares outstanding .......   419,700       419,700
                                 ========      ========

See notes to financial statements.

                                         HOURGLASS, INC.
                                 (A DEVELOPMENT STAGE ENTERPRISE)
                           STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                    FROM JUNE 4, 1999 (DATE OF INCEPTION) TO DECEMBER 31, 2003

                                         Common Stock       Additional
                                     -------------------      Paid-In    Accumulated
                                      Shares      Amount      Capital      Deficit       Total
                                     -------      ------    ----------   -----------    --------
Balance at June 4, 1999
(Date of Inception) ...............        -      $    -      $     -      $     -      $     -

Common stock for services .........  367,450         367            -            -          367

Common stock issued for cash ......   52,250          52        1,068            -        1,120

Net loss ..........................        -           -            -       (1,233)      (1,233)
                                     -------      ------      -------      -------      -------
Balance at December 31, 1999 ......  419,700         419        1,068       (1,233)         254


Capital contribution ..............        -           -          700            -          700

Net loss ..........................        -           -            -         (954)        (954)
                                     -------      ------      -------      -------      -------
Balance at December 31, 2000 ......  419,700         419        1,768       (2,187)           -


Capital contribution ..............        -           -          675            -          675

Net loss ..........................        -           -            -         (694)        (694)
                                     -------      ------      -------      -------      -------
Balance at December 31, 2001 ......  419,700         419        2,443       (2,881)         (19)


Capital contribution ..............        -           -          259            -          259

Net loss ..........................        -           -            -         (240)        (240)
                                     -------      ------      -------      -------      -------
Balance at December 31, 2002 ......  419,700         419        2,702       (3,121)           -


Net loss ..........................        -           -            -            -            -
                                     -------      ------      -------      -------      -------
Balance at December 31, 2003 ......  419,700      $  419      $ 2,702      $(3,121)     $     -
                                     =======      ======      =======      =======      =======

See notes to financial statements.

                                                25

                                         HOURGLASS, INC.
                                 (A DEVELOPMENT STAGE ENTERPRISE)
                                     STATEMENTS OF CASH FLOWS

                                                         December 31,           June 4, 1999
                                                        --------------       (date of inception)
                                                        2003     2002        to December 31, 2003
                                                        ----    ------       --------------------
Cash flows from operating activities:
     Net loss ........................................  $  -    $(240)             $(3,121)
     Adjustments to reconcile net loss to net
      cash flows from operating activities:
        Changes in operating assets & liabilities
         Stock issued for services ...................     -        -                  367
                                                        ----    -----              -------
Net cash flows from operating activities .............     -     (240)              (2,754)
                                                        ----    -----              -------

Cash flows from financing activities:
     Capital contributions ...........................     -      259                1,634
     Issuance of common stock ........................     -        -                1,120
                                                        ----    -----              -------
Net cash flows from financing activities .............     -      259                2,754
                                                        ----    -----              -------

Net change in cash ...................................     -       19                    -
Cash at beginning of period ..........................     -      (19)                   -
                                                        ----    -----              -------
Cash at end of period ................................  $  -    $   -              $     -
                                                        ====    =====              =======

See notes to financial statements.

                                                26

                                 HOURGLASS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

1.       Summary of Significant Accounting Policies

         Description of Business

         Hourglass, Inc. (a development stage enterprise) (the Company) was formed on June 4, 1999. The Company's activities to date have been primarily directed towards the raising of capital and seeking business opportunities.

         Estimates and Assumptions

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

         Earnings Per Share

         Basic earnings per common share are computed by dividing net income
         (loss) by the weighted average number of shares of common stock outstanding during the period. Due to net losses, potentially dilutive securities would be antidilutive and are therefore not included.

         Income Taxes

         Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

         There is no provision for income taxes due to continuing losses. At December 31, 2003, the Company has net operating loss carryforwards for tax purposes of approximately $3,100, which expire through 2023. The Company has recorded a valuation allowance that fully offsets deferred tax assets arising from net operating loss carryforwards because the likelihood of the realization of the benefit cannot be established. The Internal Revenue Code contains provisions that may limit the net operating loss carryforwards available if significant changes in stockholder ownership of the Company occur.

Note 6 - MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Results of Operations

For the periods ending December 31, 2003 and December 31, 2002 Our Glass incurred net losses of $0 and $240, respectively. Explanations of these results are set forth below.

Expenses

General and Administrative

General and administrative costs consist primarily of professional and consulting fees. Significant costs are attributed to Our Glass becoming a reporting public company. This status will increase audit and legal costs significantly. In relation to Our Glass becoming a public company, the cost of corporate relations will also increase as quarterly reports and other investor information is required.

Our Glass incurred expenses of $0 and $240, respectively during the periods ending December 31, 2003 and December 31, 2002. This was due to professional and legal costs related to Our Glass' operations.

Liquidity and Capital Resources

During the periods ending December 31, 2003 and December 31, 2002, Our Glass increased cash $0 and $19, respectively, primarily from capital contributions.

At December 31, 2002 and December 31, 2003, Our Glass had no current assets or current liabilities.

Implementation of Our Glass' business plan may require capital resources substantially greater than those currently available to Our Glass. Our Glass may determine, depending on the opportunities available to it, to seek additional debt or equity financing to fund the cost of acquiring an operating entity. There can be no assurance that additional equity financing will be available. If neither additional debt nor equity financing is available, Our Glass might seek loans. In addition, Our Glass might seek some type of strategic alliance with another company that would provide equity to Our Glass.

To the extent that Our Glass finances expansion through the issuance of additional equity securities, any such issuance would result in dilution of the interests of Our Glass' stockholders. Additionally, to the content that Our Glass incurs indebtedness or issues debt securities to finance expansion activities, it will be subject to all of the risks associated with incurring substantial indebtedness, including the risks that interest rates may fluctuate and cash flow may be insufficient to pay the principal of and interest on, any such indebtedness.

Inflation

Our Glass believes that the impact of inflation and changing prices on its operations since commencement of operations bas been negligible.

Seasonality

Our Glass has no revenues to be seasonal and any effect would be immaterial.

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
                                    PART III

ITEM 1.  INDEX TO EXHIBITS

The Exhibits listed below are filed as part of this Registration Statement.

         Exhibit No.                    Document

           3.(I)                        Articles of Incorporation
           3.(II)                       By-Laws


ITEM 2.  DESCRIPTION OF EXHIBITS

Note Applicable

                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


OUR GLASS, INC.

By: /s/ COSMO PALMIERI
    ------------------
Cosmo Palmieri, President and Treasurer
Date: October 29, 2004

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